UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Completes Pricing of Senior Notes

BRUSSELS, Belgium—January 28, 2009—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that it has completed the pricing of USD 300 million of Senior Notes, at an annual rate of 5.875% due 2014, to be issued at 99.667% of their principal amount. The net proceeds of the issuance will be used for general corporate purposes, including the payment of maturing debt.

The Notes will be issued by Delhaize Group SA/NV, which is currently rated Baa3 by Moody’s and BBB- from Standard and Poor’s (both with a stable outlook). The Notes will contain a change of control provision allowing their holders to require Delhaize Group SA/NV to repurchase their Notes at 101% of their aggregate principal amount.

This offering of the Notes is being made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC). The Notes will not be listed on any stock exchange. The offering of the Notes is expected to close on February 2, 2009, subject to customary closing conditions.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2008, Delhaize Group’s sales network consisted of 2,673 stores. In 2008, Delhaize Group posted EUR 19.0 billion (USD 28.0 billion) in revenues. In 2007, Delhaize Group posted EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Disclaimer

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, Delhaize Group’s senior notes or any other securities, nor shall there be any sale of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about our intention to issue notes and our expected use of proceeds, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “outlook”, “expect”, “anticipate”, “will”, “should” or other similar words or phrases. There is no assurance that Delhaize Group will successfully complete the proposed offering or apply the proceeds of the offering as presently intended. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, changes in inflation or currency exchange rates or changes in legislation or regulation. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2007 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

CONTACTS:

Guy Elewaut:	+ 32 2 412 29 48
Geert Verellen:	+ 32 2 412 83 62
Aurélie Bultynck:	+ 32 2 412 83 61
Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Barbera Hoppenbrouwers (media):	+ 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	January 29, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President